[redacted]

10026017

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COMMISSION
...0549

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FARMERS FINANCIAL SOLUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30801 AGOURA ROAD, BUILDING 1
(No. and Street)

AGOURA HILLS, CALIFORNIA 91301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN MURAMOTO (818)584-0209
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS, LLP
(Name – *if individual, state last, first, middle name*)

350 SOUTH GRAND AVENUE, LOS ANGELES, CALIFORNIA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/2

OATH OR AFFIRMATION

I, BARDEA HUPPERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARMERS FINANCIAL SOLUTIONS, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER
Title

Notary Public

AZIE A. AVANIAN
Commission # 1803883
Notary Public - California
Los Angeles County
My Comm. Expires Jun 25, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los-Angeles

Subscribed and sworn to (or affirmed) before me on this 22nd (Date) day of February (Month), 20 10 (Year), by

(1) Bardea C. Huppert (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

AZIE A. AVANIAN
Commission # 1803883
Notary Public - California
Los Angeles County
My Comm. Expires Jun 25, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Board of Directors and Member of
Farmers Financial Solutions, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Farmers Financial Solutions, LLC (a wholly owned subsidiary of FFS Holdings, LLC) (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2010

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 8,274,203
Commissions and fees receivable	761,033
Total assets	$ 9,035,236
Liabilities and Member's Capital	
Liabilities	
Commissions payable	$ 165,009
Payable to FFS Holding, LLC	632,300
Total liabilities	797,309
Member's capital	
Common stock	1,000,000
Additional paid in capital	3,000,000
Retained earnings	4,237,927
Total Member's capital	8,237,927
Total liabilities and member's capital	$ 9,035,236

1. Organization

Background
Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance Company ("Mid-Century"), which is one of the Farmers Property and Casualty Companies (the "Farmers P&C Companies"), which is comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), their respective insurance subsidiaries, Farmers Texas County Mutual Insurance Company, Foremost County Mutual Insurance Company, Foremost Lloyds of Texas, and Farmers Reinsurance Company ("Farmers Re"). The Farmers P&C Companies' policies are marketed through its contracted agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the Farmers P&C Companies. Except for Farmers Re, the members of the Farmers P&C Companies are not owned in whole or in part by FGI. FGI is owned by Zurich Financial Services ("Zurich"), a Swiss company headquartered in Zurich.

Nature of Operations
The Company functions as the broker-dealer for the contracted agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and the Farmers P&C Companies. The Company is the distributor of variable annuity contracts and variable life insurance contracts issued by Farmers Life and mutual funds and 529 savings plans sponsored by nonaffiliates.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities or provide clearing services for customers or other broker-dealer(s). The Company does not refer or introduce customers to other brokers and dealers.

Subsequent Event
In preparing the financial statements, management has evaluated transactions and events for potential recognition or disclosures from December 31, 2009 through February 19, 2010. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests certain cash balances in money market funds. Management considers these investments to be cash equivalents for the purposes of these financial statements. These investments are carried at cost, which approximates fair value and are considered level 1 assets. At December 31, 2009, $8,170,749 was invested in two money market funds, the Columbia Cash Reserves Money Market Fund and the Blackrock Liquidity TempFund Institutional Money Market Fund.

Securities Transactions

All securities transactions for the account of the Company and its customers are executed and cleared by other broker-dealers. Commission revenue and expenses on the sale of variable annuities and securities for the Company's customers are recorded on a trade-date basis. Commission revenue and expenses on the sale of variable life insurance are recorded when the policy is issued. Mutual fund distribution fees are recorded as earned on an accrual basis.

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2009, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or dividend distribution by or to the Parent. There were no deferred tax assets or liabilities as of December 31, 2009. There was no state income tax as the Company is owned by an insurance company which does not pay state taxes.

The Company adopted the authoritative guidance on accounting for and disclosure of uncertainty in tax positions on January 1, 2009, which required the Management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Management has determined that there was no effect on the financial statements from the Company's adoption of this authoritative guidance. In addition, the Company is currently under exam by the Internal Revenue Service for the tax year ended December 31, 2006. No adjustments have been proposed to date.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurement

The Company had adopted the policies related to Fair Value Measurements effective January 1, 2008; the adoption of this standard had no effect on the Company's financial statements. The Company did not hold any "Level 3" assets or liabilities (i.e. assets or liabilities whose value is determined by measurement based on unobservable prices or inputs), as of December 31, 2009 or during 2009.

3. Transactions with Affiliates and FGI

The Company has entered into an Administrative Service and Expense Sharing Agreement (the "Agreement") with the Parent dated November 27, 2003. The Company reimburses the Parent for costs incurred by the Parent to provide management and administrative services. The Parent accounts for the operating expenses incurred by the Company and then allocates them based on the time allocation estimated by management. At December 31, 2009, the Company had accounts payable with FFS Holding LLC in the amount of $632,300.

The employees of the Parent assigned to the Company are covered under benefit plans sponsored by FGI. All the compensation and benefit related expenses are allocated to the Company by the Parent.

The Company has entered into a sales agreement with Farmers Life to act as distributors for the sale of variable annuity and variable life insurance contracts issued by Farmers Life.

4. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2009, the Company had net capital of $7,983,335 which was $7,733,335 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000

Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

The SIPC Supplemental Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Accountants

To the Board of Directors and Members of Farmers Financial Solutions, LLC,

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Farmers Financial Solutions, LLC for the period from April 1, 2009 through December 31, 2009, which were agreed to by Farmers Financial Solutions, LLC , the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Farmers Financial Solutions, LLC's compliance with the applicable instructions of Form SIPC-7T during the April 1, 2009 ended December 31, 2009. Management is responsible for Farmers Financial Solutions, LLC 's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: per Form SIPC-7T the first payment of $150 per item 2B was agreed to check number 5290 dated January 9, 2009. The second payment of $ 941 per items 2D, 2F and 2G was agreed to check number 5360 dated February 19, 2010. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 (Financial Statements) for the year ended December 31, 2009 less the revenues reported on Farmers Financial Solutions, LLC's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $17,917,936 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. Total revenue per the audited Form X-17A-5, less the Gross Dealer Concession and Short Term Investment Income per the March Trial Balance agreed without exception to the Total revenue amount reported on page 2, item 2a of Form SIPC-7T.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, revenues from distribution of shares of a registered open end investment company or unit investment trust, in an amount of $17,481,656 to the Quarter 2-4 Focus reports. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

PRICEWATERHOUSECOOPERS

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of the Form SIPC-7T without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Farmers Financial Solutions, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 19, 2010

Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)

Statement of Financial Condition

December 31, 2009